INVEST IN **THRIVE AND GROW FARMS**

Enhancing local food systems with regenerative agriculture





THRIVE and
GROW
farms

LEAD INVESTOR

Laura Sagerman

We are very proud to invest in the future of agriculture in Arizona. Current agriculture wastes water and degrades soil. We believe that Michael and Kendyl have the vision and ability to help get new people to do regenerative farming so we can have a sustainable locally sourced food economy. We are investing in total $100,000 in a 50/50 split between this Reg CF crowd funding raise through Wefunder, and Thrive and Grow Farms' separate Reg D convertible notes available only to accredited investors.

Invested $50,000 this round

Tucson Arizona

Female Founder | B2B | Agriculture & Agtech

Highlights

1. Created a model for locally sourced food that relies on regenerative agriculture.
2. Teaching agricultural methods that conserve resources creating climate smart commodities.
3. Great startup traction including 580% increase in produce sales in one year.
4. Redistributing wealth from a destructive farming model to a regenerative one.
5. Niche real estate development creating turnkey farm businesses that enhance food security.
6. Developing multiple brands that support local food systems with regenerative foods
7. Reducing food waste and increasing profits for local farmers by providing reliable sales outlets.
8. Provide a pathway to success for regenerative farming entrepreneurs.

Our Team



Michael Ismail Founder

Developed a farming model which is a pathway towards successful farming entrepreneurship for small regenerative agricultural producers. Created a patent pending water saving irrigation device that is already playing a valuable role in saving water.

I chose this idea because I feel that it is how I can have the greatest impact on helping transition our food system from its reliance on destructive farming methods, to regenerative ones.



Kendyl Pond Founder

Quickly rose to clinical manager position for a prestigious dental office. Developed training and

 operation guides to improve efficiency and productivity and trained staff in sales and marketing. Took Thrive and Grow Gardens product line national.



Stephanie Lipari   Thrive and Grow Farms CEA manager and head of sales and distribution

Acquired knowledge and skills to manage Sunflower Superfoods farming operation. Helped Thrive and Grow farms acquire the company and set up the new farming operation at Thrive and Grow's demonstration farm location.



Tommie Burch   New Farm Consultant

Tommie created the new farm startup program as a farm startup model for Thrive and Grow Farms. He then went on to apply that plan to his own farm proving it to be a successful model on it's way to being debt free and profitable in less than 2 years!



Jason Ismail   Data Scientist

4.0 GPA Undergraduate degree in mathematics. Master's degree in Data Science.



Kent Adams   Advisor

Founded Locus Solutions Developed CO2 sequestering water saving agricultural soil bacteria solution Started business in probiotics, which was sold for $250 Million Started Consumer packaged goods business which was sold for $135 million



Christopher Patze   CEA expert

Degree in CEA from the University of Arizona.



Aurora DeShazo   Greenhouse Assistant CEA student

Studying plant sciences at the U of A for a degree in sustainable plant systems with the goal of helping facilitate food production using sustainable methods of agriculture. I want to empower people and communities to grow their own food!

Thrive and Grow Farms has created a proven turn-key regenerative farm model that is producing wealth through the formation of new regenerative farms and has led to the creation of a new regenerative food brand.



"Regenerative Agriculture will be the next No. 1 food trend"

-Wholefoods

What is regenerative agriculture and why is it important?





long-term shifts in temperatures and...
What Does Regenerative Agriculture
Actually Involve?
Watch on YouTube

The problem: regenerative agricultural land makes up only 10% of total farmland while the rest carries with it destructive consequences.

The solution: we need more regenerative farms and support structures to help farmers to be successful.

Where we stand today:

In order to be secure, the future of agriculture is dependent upon the formation of regenerative farms. We know the formula for enabling people to successfully implement regenerative agricultural practices. Thrive and Grow Farms business model serves this purpose.

Thrive and Grow Farms Solutions



THRIVE and
GROW
farms

Regenerative Turn-key Farm Program

New Farm Developments

TRULY
REGENERATIVE

Regenerative Foods Brand

What does Thrive and Grow Farms offer to investors?

A diversified investment opportunity in regenerative farm and real estate developments, an impactful regenerative foods brand, **backed by strong assets** and a solid team that can deliver.

Here's our deal structure:



Diversify
YOUR
Investment


Revenue Share
2.5x return
AND
Convertible Note
V.Cap $7.5 M
20% Disc.
We've already raised $125k of our $1.2 million goal

We are raising $124,000 from investors through this Reg CF fundraise. Through this platform you can invest through a revenue share debt instrument where you will be repaid over time a multiple of your investment as a quarterly percentage of revenue.

Are you an accredited investor? We are also raising $1,075,000 separately as convertible notes only available to accredited investors. If you are an accredited investor and are interested in our REG D fundraise, please contact us.

Putting our Seed Round Money to Work: Three high value areas of investment and why Thrive and Grow Farms is special

#1 Thrive's Turn-key Regenerative Farm Model

We have created a proven replicable system that paves the way for small farming entrepreneurs to live their dream of making a great living farming their land. We are now ready to apply this model to our turnkey real estate and farm business development program!

Land Development and our Turnkey farm program:

People can purchase one of our turnkey farming operations, a fast pass to becoming an agricultural producer.

Guides and manuals: Like any business, a fully developed business plan is key to success. This is especially the case with a farming business where a vast array of procedures are involved in producing an agricultural crop and taking it to market. We have developed valuable intellectual property in the form of guides and procedures manuals which can be easily adopted by farmers both in purchasing farms we have developed as well as starting their own.

Farm model testing: Once we finished developing our turnkey farm model guides, Tommie then applied our program on his own land. He began with our base turnkey farm model of 1/4 acre with an expansion opportunity up to 1/2 acre. As of December 2022, Tommie has been farming using this model for 1 year. Tommie worked the program and gathered meticulous data.

The results are in! Yields and profitability are more than 2-fold higher than our conservative projections. Continuing to farm just the 1/4 acre, Tommie will be in the black and have recuperated all of his startup costs including labor, materials, equipment, and even a $35,000 well in just 1.8 years! **An incredible ROE (return on equity)!**

Here is the one-year testimonial video at Moonlighter Farm!



Bringing it all together with our turnkey farm development program

Our turnkey farms create value through real estate and farm business development.

 Turnkey farm pilot

Here is a survey map of our 32 acre turnkey farm pilot. Parcels 1-4 on the map.



We will be taking these 32 acres of raw land and turning it into 4 individual farms with infrastructure such as utilities, roads, home sites, and farming areas. Upon completion these properties will be actively producing and selling food through our network and for our value-added agricultural products.

 Expected ROI for first 4 Turn-key Farm Sales




100,000
0
Initial acquisition
Basic infrastructure
Completed Farms
Acquisition and Development costs
Real Estate and Business Value

2 Year Projected Financial Impact from Seed Round Funding*:

ARR (annually recurring revenue) Includes turnkey farm business with land sales developing and selling 4 small farm/homestead per year and DIY startup program sales. Averaging yearly turnkey farm sales into a monthly ARR = $1,020,000

> **forward looking projections cannot be guaranteed.*

Meaningful Impact from Seed Round Funding: The first 4 new turnkey farm businesses being run and operated by new owners growing regenerative food for their community. Also, a guided DIY new farm startup program being implemented throughout the region dramatically increasing the amount of farmland.

#2 Our Regenerative Foods Brand Truly Regenerative TM: *FUTURE EXIT!!*

One of the most challenging components of running a farming business is marketing and selling the produce that you grow. We support farmers over this hurdle which can lead to higher profits and less food waste. Generating security for small regenerative agricultural producers is the key to a sustainable food system.

We unveiled Truly Regenerative at the AZ Moonshot pitch competition and won 1st place! You can watch it here.


Presenting: Truly Regenerative TM, our New Regenerative F...
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sourcing our food
Reduce Spoilage.
Watch on YouTube


Moonshot
4TH ANNUAL ARIZONA
PIONEER PITCH
COMPETITION
Moonshot
at NACET
10735
DATE 4/15/23
$ 1,000
DOLLARS
MEMO



Our local partners are ready to help us distribute our new value-added agricultural products and we have farms on board, ready to provide produce to us. Use of funds for this part of the business will include equipment, staff, and plant-based packaging to begin selling these agricultural products.

"It's about time for food manufacturers to prioritize the use of local produce with this zero-waste food model." -Michael Ismail

FUTURE EXIT OPPORTUNITY

2 Year Projected Financial Impact from Seed Round Funding*:

MRR (monthly recurring revenue) Value added agricultural product sales. MRR = $30,000

The goal for this brand is $80M ARR and an exit in 5 years

> **forward looking projections cannot be guaranteed.*

Meaningful Impact from Seed Round Funding: Establish freeze dried food processing brand that gives small regenerative agricultural producers a reliable outlet to get their food to market. Eliminates food waste and increases profits for small farmers.

#3 Demonstration Farm:

Our farm demonstrates sustainable agricultural practices and mindful land development.

Here, we grow food for our community and have created a place of learning for consumers and aspiring farming entrepreneurs. The revenue model for our farm includes food production, tours, and overnight stays in eco-housing units.

Enjoy a special glimpse of our demonstration farm in this short video!


A Sneak Peak into our Demonstration farm!
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"YOU'VE GOTTA SEE THIS PLACE"
THRIVE and GROW farms
Watch on YouTube

2 Year Projected Financial Impact from Seed Round Funding*:

ARR (Annual recurring revenue) = $534,000

Asset Value = $595,000

Meaningful Impact from Seed Round Funding: opportunities for consumers and farmers that will lead to a wider implementation of land conservation methods and the production and consumption of more climate smart commodities.

Recapping our revenue model and the impact of seed round investment:



Forward-looking projections cannot be guaranteed

Team development and mentorship:

One of the most significant litmus tests for our business and plans for expansion has in our ability to build a team of passionate individuals who want to spend their time and energy moving forward our mission. Additionally, it is been through the reflections of our mentors, friends and family that we have been able to see this process to the point where we are ready to bring on investors. Special thanks to Startup Tucson for the support and guidance they have provided, and also to our mentor Kent Adams whose vast experience in our field has yielded invaluable guidance, reflections, and insights that we would have been hard pressed to find anywhere else.

Here is an interview with Kent Adams and Michael Ismail as we near the launch of our campaign.



The Future of Thrive and Grow Farms

Upon completion of this current round of fundings goals, we expect to have a strong foundation of assets and revenue to propel us into our next round of business expansion that will broaden our impact.

People, Profits, Planet

The bottom line is our commitment to doing our part to make the world a better place. We are in business to make a profit, but in so doing, our business can reshape the standard modern agricultural model into one that leans on regenerative agriculture as a means to heal our environment, while providing a sustainable and secure food system.

We hope that you share our vision that good business and being a good corporate citizen go hand-in-hand. Thanks for your interest in Thrive and Grow Farms. We hope you join our team!

Downloads



Thrive and Grow Farms Slide Deck v2.pdf



Truly Regenerative Slide Deck v2.pdf